UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC"

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 1, 2018

Physical Address of Issuer:

802 East Whiting Street, Tampa, FL 33602

Website of Issuer:

https://coienergyservices.com

Current Number of Employees:

7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$571,492	$303,042
Cash & Cash Equivalents	$12,806	$66,556
Accounts Receivable	$169,341	$33,116
Short-term Debt	$1,571,803	$244,409
Long-term Debt	$334,133	$964,898
Revenues/Sales	$394,326	$191,935
Cost of Goods Sold	$45,692	$104,503
Taxes Paid	$0	$0
Net Income	$(428,180)	$(793,777)

May 10, 2021

FORM C-AR

COI Energy Services, Inc.
f/k/a "COI Empowerment & Energy Services LLC"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by COI Energy Services, Inc. ("**COI Energy**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is May 10, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC", is a full-service digital energy platform, incorporated in Delaware as a corporation on January 1, 2018. The Company was originally formed on February 8, 2016 as a Florida limited liability company as COI Empowerment & Energy Services LLC. A Certificate of Conversion was filed with the State of Delaware on December 21, 2017, changing the Company's name from COI Empowerment & Energy Services LLC to COI Energy Services, Inc. with an effective date of conversion of January 1, 2018.

The Company is located at 802 East Whiting Street, Tampa, FL 33602.

The Company's website is https://coienergyservices.com.

The Company is headquartered and conducts business in the State of Florida and sells products throughout the United States.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on January 1, 2018. Accordingly, the Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 due to COVID-19, the Company's revenue was adversely affected. In the early stages of the pandemic, our revenue was adversely affected when our clients, utility companies, put a hold on installing "gateway connections," on which our platform is dependent significantly impairing our business prospects. This was to ensure the safety and health of all stakeholders. However, the implementation of the COI Energy solution requires minimal to no contact with building owners in the normal course of business, and our customers enabled us to resume implementation once the States started to reopen for business. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a single owner.

The Company is currently controlled by a one person board of directors appointed by the holder of the Company's capital stock who owns 98.5% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.

SaLisa Berrien, the CEO and Director of the Company, extended a loan to the Company. Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on SaLisa Berrien, our Chief Executive Officer and Director. The Company has an employment agreement with SaLisa Berrien, however there can be no assurance that she will continue to be employed by the Company for a particular period of time. The loss of SaLisa Berrien, or any key employee of the business could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by our software developers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology, and our business would be negatively affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

COI Energy is a technology company that connects buildings and electric grids on-demand to drive efficiencies and reduce carbon emissions by utilizing its Virtual Energy Manager to identify ways businesses can save money, make money and protect the environment by improving its energy performance. Providing earnings they can count on.

Business Plan

In the next 12-18 months, COI Energy will grow the business through direct sales, channel partners and customer referrals. We have exclusive demand management contracts with two utilities and a healthcare consortium where we will focus our direct sales efforts. This requires us to hire sales, customer support and engineering team over the next 12 months. In addition, COI Energy has partnered with SAP to grow sales on the SAP AppCenter. We are the only digital energy platform that detects and eliminates waste in buildings that SAP has partnered. This plan will help us get to profitability in three years.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Energy Manager	We believe businesses can lead the way to a more climate-friendly economy by flexing their energy infrastructure to power the electric grid and drive efficiency in their own buildings. COI's proprietary algorithm provides real-time insights and unique alerts to businesses on how they can save money, make money and protect the environment with better utilization of their energy assets through detection and elimination of energy waste.	Electric Utilities, Healthcare Facilities, Grocery Stores, Data Centers, Cold Storage and Commercial Properties. Also, COI Energy is the first energy on-demand platform to strategically partner and integrate with SAP to provide enhanced services to its customer base.

Competition

COI Energy delivers more value, less cost through a full service digital energy platform. CPower, Voltus, Autogrid, EnelX are competitors who provide partial solutions as compared to our full service integrated platform that cross optimizes demand management, energy efficiency and renewable energy resources to deliver maximum value.

Customer Base

Our customer base consists of electric utilities as well as commercial, institutional, governmental and industrial businesses. We cultivate relationships with small to medium businesses as well as large institutions that have multiple facilities and significant energy capacities. Our mission is to make the world more efficient, building by building.

Supply Chain

COI Energy uses various major vendors for our hardware components including communication hardware, gateway hardware, enclosures and components to house the hardware. COI Energy has alternate vendors in the event one of the major vendors are unable to supply the services required.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/616557	COI Optimizer	Process of optimizing the activation of behind the meter electric equipment to balance the grid.	June 7, 2017	March 31, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
SaLisa L. Berrien	CEO & Director	**COI Energy Services Inc.**, CEO & Director (January 2018 – Current) **COI Empowerment & Energy Services LLC** (predecessor entity to COI Energy Services Inc.), CEO & Manager (February 2016 – January 2018)	**Saint Joseph's University – Ervian K. Haub School of Business**, MBA – Executive Program (1999) **University of Pittsburgh – Swanson School of Engineering**, B.S. – Mechanical Engineering (1991)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of twenty-five million shares of common stock, par value $0.0001 per share (the "**Common Stock**"), twenty million (20,000,000) of which are designated as "Series A Common Stock" (the "**Series A Common Stock**") and five million (5,000,000) of which are designated as "Series B Common Stock" (the "**Series B Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,250,000 shares of Series A Common Stock and 140,620 shares of Series B Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Series A Common Stock
Amount Outstanding	9,250,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.96%*

* Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Type	Series B Common Stock
Amount Outstanding	140,620
Par Value Per Share	$0.0001
Voting Rights	Holders of shares of Series B Common Stock shall have no voting rights, except as otherwise required by law, including without limitation Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.17%*

* Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Amount Outstanding	$200,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 15, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.08%(2)

(1) Conversion.

    a. Automatic Conversion Pursuant to a Qualified Financing. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $3,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall automatically convert into shares of the Company's preferred stock issued in such Qualified Financing at a price per share equal to the price per share equal to 80% of the price per share paid by the new cash investors for shares of Company's preferred stock sold in the Qualified Financing.

    b. Elective Conversion upon a Non-Qualified Financing. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock in a bona fide equity financing with the principal purpose of raising capital that does not constitute a Qualified Financing (a "Non-Qualified Financing") occurs on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible, at the election of the holder of the note, into shares of the Company's capital stock issued in such Non-Qualified Financing at a price per share equal to 80% of the price per share paid by other investors for shares of capital stock of the Company sold in the Non-Qualified Financing.

    c. Elective Conversion upon Maturity. If (i) neither a Qualified Financing nor a change of control of the Company has occurred, and (ii) the holder of the note has not previously elected to convert all accrued and unpaid interest on the note in connection with a Non-Qualified Financing on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible on the maturity date of the note, at the election of the holder of the note, into shares of the Company's preferred stock at a price per share equal to (i) $10,000,000 divided by (ii) the total number of shares of the Company's Common Stock issue and outstanding at the applicable time assuming full conversion or exercise of all then outstanding options, warrants and convertible securities (other than the note) (the "**Fully Diluted Shares**").

d. <u>Optional Conversion upon a Change of Control</u>. If a change of control of the Company occurs prior to a Qualified Financing and on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall, at the election of the holder of the note, either (i) be full repaid in cash by the Company, or (ii) be convertible immediately prior to such change of control of the Company, into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the price per share equal to (i) $10,000,000 divided by (ii) the number of Fully Diluted Shares outstanding immediately prior to the consummation of the change of control of the Company.

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type	Convertible Note
Amount Outstanding	$675,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Board Seat(2) Put Right(3)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2021
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.5%(4)

(1) <u>Conversion</u>. If at any time prior to or in connection with a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $1,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), the holder of the note converts the principal amount

together with all accrued but unpaid interest thereon, into shares of capital stock of the Company, then in connection with and at the time of such conversion, the holder of the note shall be entitled to receive, and the Company shall issue to the holder of the note, a number of shares of capital stock of the Company that is equal to 12.5% of the issued and outstanding shares of capital stock of the Company, calculated on a fully-diluted basis as of such time, (a) including (without double-counting): (i) the full conversion of all other then outstanding options, warrants, convertible securities, convertible debt instruments and /or convertible promissory notes (whether or not converted or exercise as of such time); and (ii) all shares of Common Stock that are reserved, available for future grant and not subject to any outstanding options under any stock option or equity incentive plan of the Company that has been approved by the board of directors of the Company (the "Unissued Option Pool"), but (b) excluding: (i) any increases to the Unissued Option Pool in connection with the Qualified Financing; and (ii) any shares of preferred stock of the Company that are issued to any new investors in consideration for cash actually invested in the Company at the time of the closing of the Qualified Financing.

(2) <u>Board Seat</u>. If, at the initial closing of the Qualified Financing, the holder of the note invests a minimum of $100,000 of the amount to be raised by the Company in new money in the Qualified Financing, then upon the initial closing of the Qualified Financing, and for so long as the holder of the note holds all of the shares of capital stock of the Company held by the holder of the note immediately following the initial closing of the Qualified Financing, the holder of the note shall have the right to serve as a director of the Company and, upon request, shall be appointed to a seat on the board of directors of the Company.

(3) <u>Put Right</u>. Following conversion of the note, the holder of the note shall have the right (but not the obligation), to require the Company to purchase all of the shares of capital stock of the Company held by the holder of the note, for an aggregate purchase price equal to $1.00.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, in an amount equal to 12.5% of the fully diluted capitalization of the Company immediately prior to the Offering.

Type	Convertible Note
Amount Outstanding	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	March 10, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.04%(2)

(1) Conversion.

    a.   <u>Automatic Conversion Pursuant to a Qualified Financing</u>. The principal and unpaid interest of the note will be automatically converted into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "**Next Equity Financing**"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $10,000,000 (the "**Valuation Cap**") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the note and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

    b.   <u>Optional Conversion upon Maturity</u>. On or following the maturity date of the note, the principal and unpaid accrued interest of the note may be converted, at the option of the holder of the note, into shares of Common stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

    c.   <u>Optional Conversion upon a Corporate Transaction</u>. In the event of a change of control of the Company prior to the full payment or conversion of the note, the principal and unpaid accrued interest of the note may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note immediately prior to the closing of such change of control of the Company by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$600,807
Voting Rights	Holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertibles Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.25%(2)

(1) <u>Conversion</u>.

    a. <u>Optional Conversion Pursuant to an Equity Financing</u>. The face amount of the Crowd SAFE may be converted, at the Company's sole discretion, into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising not less than $1,000,000 of capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "**Next Equity Financing**"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $18,000,000 (the "**Valuation Cap**") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the Crowd SAFE and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

    b. <u>Optional Conversion upon a Liquidity Event</u>. In the event of a change of control or initial public offering of the Company prior to the full payment or conversion of the note, the face amount of the Crowd SAFE may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the Crowd SAFE and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the Crowd SAFE upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Outstanding Debt

In addition to the convertible notes described above, as of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$66,453
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an amount of $4,560.01 will be due and payable. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	March 1, 2026

Type	Term Loan
Amount Outstanding	$34,595
Interest Rate and Amortization Schedule	4.9% per annum. Payments of principal and interest in the amount of $873.89 are payable monthly.
Description of Collateral	Specific assets of the Company.
Maturity Date	February 13, 2024

Type	Term Loan
Amount Outstanding	$125,000
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon is due and payable on the earlier of (i) the closing of the Company's next sale of its preferred stock in a bona fide equity financing, or (ii) December 31, 2021.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
SaLisa Berrien	9,250,000 shares of Series A Common Stock	98.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

COI ENERGY SERVICES INC. (which may be referred to as the "**Company**", "**we**," "**us**," or "**our**") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based digital energy management platform that utilities and businesses can use to take advantage of cash incentives from utilities and grid operators to reduce peak energy demand and carbon emissions. The Company operates throughout eastern United States and grants financial payments to customers, substantially all of whom are business establishments. The Company's headquarters are in Florida. The Company began operations in 2016.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $12,806 and $66,556 of cash on hand, respectively.

As of April 30, 2021, the Company had an aggregate of $1,339,106 in cash and cash equivalents, leaving the Company with approximately 17 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as <u>Exhibit A</u> for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised or Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$600,807	600,807	Engineering Research & Development, Market Access, Sales	April 3, 2021	Regulation CF
Convertible Note	$100,000	1	Sales Development and Product Development	March 10, 2020	Section 4(a)(2)
Convertible Note	$675,000	3	Research and Development, Sales hires, Market Development	August 31, 2018, April 15, 2019, September 5, 2019	Section 4(a)(2)
Convertible Note	$200,000	3	Research and Development	June 29, 2018, November 21, 2018	Section 4(a)(2)
Series A Common Stock	$0	9,250,000	-	January 1, 2018	Section 4(a)(2)
Series B Common Stock	$0	140,620	-	January 1, 2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has no current transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

May 10, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, SaLisa Berrien, certify that the financial statements of COI Energy Services, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ SaLisa L. Berrien
_____
(Signature)

SaLisa L. Berrien
_____
(Name)

CEO & Director
_____
(Title)

COI Energy

Balance Sheet Comparison
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking, Grasshopper	381.50
Checking, SVB #1902	4,905.58
Checking, USF FCU 10-0050	125.91
TD Bank #6024	5,405.12
USF Savings, 10-0015	1,988.21
Total Bank Accounts	**$12,806.32**
Accounts Receivable	
Accounts Receivable	169,341.00
Total Accounts Receivable	**$169,341.00**
Other Current Assets	
Inventory Asset	11,093.80
Total Other Current Assets	**$11,093.80**
Total Current Assets	**$193,241.12**
Fixed Assets	
Accumulated Depreciation	-93,126.39
Capitalized R&D	38,993.11
Furniture and Equipment	5,081.00
Start-Up Costs	169,995.00
Vehicles	57,308.17
Total Fixed Assets	**$178,250.89**
Other Assets	
NYISO Collateral deposit	200,000.00
Total Other Assets	**$200,000.00**
TOTAL ASSETS	**$571,492.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	17,623.80
Total Accounts Payable	**$17,623.80**
Other Current Liabilities	
Accrued Interest, Demand Notes	33,336.28
Convertible Loan	975,000.00
Current Maturities of LT Debt	9,000.00
Due to SaLisa Berrien	11,842.94
Note Payable, Demand (P Farr)	525,000.00
Total Other Current Liabilities	**$1,554,179.22**
Total Current Liabilities	**$1,571,803.02**
Long-Term Liabilities	

COI Energy

Balance Sheet Comparison

As of December 31, 2020

	TOTAL
Accrued Interest, Convertible Loans	126,527.26
Less Current Maturities of LT Debt	-9,000.00
Note Payable, BMW Financial	30,717.00
Note Payable, SBA EIDL	10,000.00
Note Payable, SBA PPP	85,565.00
Safe Investments	90,324.00
Total Long-Term Liabilities	**$334,133.26**
Total Liabilities	**$1,905,936.28**
Equity	
Additional Paid in Capital, Common	275,705.62
LLC previous loss	-118,200.22
Total Additional Paid in Capital, Common	**157,505.40**
Common Stock, Series A	925.00
Common Stock, Series B	14.06
Retained Earnings	-1,064,708.63
Net Income	-428,180.10
Total Equity	**$ -1,334,444.27**
TOTAL LIABILITIES AND EQUITY	**$571,492.01**

COI Energy

Profit and Loss

January - December 2020

	TOTAL
Income	
Consulting Income	132,000.00
Discounts given	-18,000.00
Sales	228,764.00
Sales of Product Income	4,299.60
Service/Fee Income	600.00
Services	46,662.25
Total Income	**$394,325.85**
Cost of Goods Sold	
Cost of Goods Sold	43,577.76
Purchases	400.00
Total Cost of Goods Sold	**43,977.76**
Subcontracted Services	1,714.20
Total Cost of Goods Sold	**$45,691.96**
GROSS PROFIT	**$348,633.89**
Expenses	**$649,932.50**
NET OPERATING INCOME	**$ -301,298.61**
Other Income	**$48.43**
Other Expenses	
Depreciation Expense	25,119.76
Interest Expense	101,810.16
Total Other Expenses	**$126,929.92**
NET OTHER INCOME	**$ -126,881.49**
NET INCOME	**$ -428,180.10**

COI Energy

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-428,180.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	**305,075.09**
Net cash provided by operating activities	**$ -123,105.01**
INVESTING ACTIVITIES	
Accumulated Depreciation	25,119.76
NYISO Collateral deposit	-200,000.00
Net cash provided by investing activities	**$ -174,880.24**
FINANCING ACTIVITIES	
Accrued Interest, Convertible Loans	67,094.43
Note Payable, BMW Financial	-8,747.64
Note Payable, SBA EIDL	10,000.00
Note Payable, SBA PPP	85,565.00
Safe Investments	90,324.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$244,235.79**
NET CASH INCREASE FOR PERIOD	**$ -53,749.46**
Cash at beginning of period	66,555.78
CASH AT END OF PERIOD	**$12,806.32**

COI ENERGY SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock Series A		Common Stock Series B		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, beginning January 1, 2019	925,000	$ 925.00	1,562	$ 2.00	$ 157,505.00	$ (270,932.00)	$ (112,500.00)
Net Income (Loss)						$ (793,777.00)	$ (793,777.00)
Issuance of Common Stock			12,500	$ 12.00			$ 12.00
Stock Split 10 to 1 (February 13, 2019)	8,325,000		126,558				
Balance, ending December 31, 2019	9,250,000	$ 925.00	140,620	$ 14.00	$ 157,505.00	$ (1,064,709.00)	$ (906,265.00)
Net Income (Loss)						$ (428,180.00)	$ (428,180.00)
Issuance of Common Stock							
Balance, ending December 31, 2020	9,250,000	$ 925.00	140,620	$ 14.00	$ 157,505.00	$ (1,492,889.00)	$ (1,334,445.00)

COI Energy Services, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

COI Energy Services, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 6, 2020

To: Board of Directors of COI Energy Services, Inc.
Attn: SaLisa Berrien

Re: 2018 and 2019 Financial Statement Review
COI Energy Services, Inc.

We have reviewed the accompanying financial statements of COI Energy Services, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

COI ENERGY SERVICES, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		12/31/2019		12/31/2018
CURRENT ASSETS				
Cash	$	66,556	$	9,613
Accounts receivable		33,116		159,444
Inventory		-		3,013
Total Current Assets		**99,672**		**172,070**
PROPERTY AND EQUIPMENT, at cost				
Internally Developed Software		208,988		208,988
Furniture and equipment		5,081		5,081
Vehicle		57,308		57,308
		271,377		271,377
Less accumulated depreciation		(68,007)		(36,416)
Total Property and Equipment		**203,370**		**234,961**
TOTAL ASSETS	$	**303,042**	$	**407,031**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	1,680	$	5,632
Current Maturities of long-term debt		9,000		8,000
Due to SaLisa Berrien		22,843		5,950
Deferred compensation		85,527		-
Note payable, demand		125,000		-
Accrued interest, Notes payable, demand notes		359		-
Total Current Liabilities		**244,409**		**19,582**
LONG-TERM LIABILITIES				
Notes payable, Convertible Promissory Notes		875,000		450,000
Accrued interest, Notes payable, Convertible Promissory Notes		59,433		10,154
Note payable, BMW Financial		39,465		47,795
Less Current Maturities of long-term debt		(9,000)		(8,000)
Total Long-Term Liabilities		**964,898**		**499,949**
TOTAL LIABILITIES		**1,209,307**		**519,531**
STOCKHOLDERS' EQUITY				
Common stock, Series A, $.0001 par value; 20,000,000 shares authorized, 9,250,000 outstanding		925		925
Common stock, Series B, $.0001 par value; 5,000,000 shares authorized, 140,620 outstanding		14		2
Additional Paid-in Capital		157,505		157,505
Retained earnings (deficit)		(1,064,709)		(270,932)
		(906,265)		(112,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**303,042**	$	**407,031**

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
REVENUE	$ 191,935	$ 365,749
COST OF GOODS SOLD	104,503	130,796
GROSS PROFIT	87,432	234,953
OPERATING EXPENSES (see Notes to Financials)	797,675	459,569
Operating income (loss)	(710,243)	(224,616)
Other (income) expense		
Interest expense	52,056	12,337
Interest income	(112)	(142)
Depreciation Expense	31,590	34,121
	83,534	46,316
Income (loss) before income taxes	(793,777)	(270,932)
Provision (benefit) for income taxes	-	-
Net income (loss)	$ (793,777)	$ (270,932)

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

| | Common Stock Series A | | Common Stock Series B | | Additional Paid-In | Retained Earnings | |
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance (deficit), beginning January 1, 2018	-	-	-	-	-	-	$ -
Net income (loss)						(270,932)	(270,932)
Issuance of Common Stock	925,000	925	1,562	2	157,505		158,432
Balance, ending December 31, 2018	925,000	$ 925	1,562	$ 2	$ 157,505	$ (270,932)	$(112,500)
Net income (loss)						(793,777)	(793,777)
Issuance of Common Stock			12,500	12			12
Stock Split 10 to 1 (February 13, 2019)	8,325,000	-	126,558	-			-
Balance, ending December 31, 2019	9,250,000	$ 925	140,620	$ 14	$ 157,505	$(1,064,709)	$(906,265)

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (793,777)	$ (270,932)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	31,591	34,121
Changes in assets and liabilities:		
Accounts receivable	126,328	(159,444)
Inventory	3,013	(3,013)
Accounts payable	(3,952)	5,632
Accrued interest	49,638	10,155
Deferred compensation	85,527	-
Net cash provided (used) by operating activities	(501,632)	(383,481)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(3,000)
Net cash provided (used) by investing activities	-	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	550,000	419,000
Due to SaLisa Berrien	16,893	(19,050)
Repayment of note payable, BMW	(8,329)	(6,513)
Proceeds from stock issuance	12	2,657
Net cash provided (used) by financing activities	558,576	396,094
Net increase (decrease) in cash	56,944	9,613
Cash, beginning	9,613	-
Cash, ending	$ 66,557	$ 9,613
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 2,419	$ 2,182
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Stock issurance, contribution of LLC assets to Corporation	$ -	$ 158,432
Vehicle purchased on note payable	$ -	$ 54,308

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

COI ENERGY SERVICES INC. (which may be referred to as the "Company", "we," "us," or "our") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based utility demand management platform that commercial and industrial businesses can use to take advantages of cash incentives from utilities and grid operators to reduce peak energy demand. The Company operates throughout eastern United States and grants credit to customers, substantially all of whom are commercial establishments. The Company's website is www.coienergyservices.com. The Company's headquarters are in Florida. The Company began operations in 2016.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of software, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $66,556 and $9,613 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from 5-15 years. Property and equipment is depreciated using straight-line methods over the following recovery periods:

	Years
Vehicles	5
Furniture and equipment	5-7
Internally Developed Software	15

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we record revenue upon the installation/shipment of products. For years ending December 31, 2019 and 2018 the Company recognized $191,935 and $365,749 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $1,064,709. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – CONVERTIBLE NOTES

The Company issued $450,000 convertible notes in 2018, accruing interest at 7% per annum. Notes totaling $200,000 convert at a valuation cap of $10,000,000 and 20% discount, and the remaining 2018 notes do not have a specified valuation cap. The Company issued an additional $425,000 convertible notes in 2019, accruing interest at 7% per annum with no specified valuation cap or discount. All notes are set to mature in December 2020. The notes convert at a qualified equity financing defined as $3MM.

Accrued interest as of December 31, 2019 and 2018 are $59,428 and $10,164 respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company had authorized 20,000,000 shares of common stock, Series A, par value $0.0001 and 5,000,000 shares of common stock, Series B, par value $0.0001.

As of December 31, 2019, the Company had 9,250,000 shares of Series A common stock issued and outstanding, for a total purchase price of $158,430 and 140,620 shares of Series B common stock issued and outstanding, for a total purchase price of $14, issued in exchange for company/team member services.

NOTE 6 – OPERATING EXPENSES

COI ENERGY SERVICES, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	12/31/2019	12/31/2018
OPERATING EXPENSES		
Advertising, marketing and trade shows	$ 8,664	$ 20,312
Bank Service Charges/Merchant Services Fees	1,072	722
Conferences/Meetings/Training	5,309	974
Corporate Retreat	1,046	16,912
Dues and Subscriptions	5,161	1,616
Insurance Expense	7,349	5,146
Office Supplies	8,969	2,390
Postage and Delivery	1,306	1,424
Software, Business	609	388
Webhosting	994	478
Computer and Internet Expenses	20	116
Payroll Expenses		
Taxes	12,573	15,613
Wages	77,362	137,366
Wages, Officers	62,000	64,000
Total Payroll Expenses	151,935	216,979
PEO, Payroll Expenses		
Health Insurance	15,799	-
Payroll Processing Fees	4,920	-
Taxes	11,627	-
Wages	114,302	-
Wages, Officers	27,280	-

Workers Compensation Ins	564	-
Total PEO, Payroll Expenses	174,492	-
Deferred Compensation	85,527	-
Internships	-	7,650
Subcontracted Services, Administrative	74,748	35,575
Payroll Processing Fees	3,257	2,325
Recruiting Expense	-	9,000
Research and Development		
Software Development	2,111	1,647
Software Development, Payoneer/overseas	68,330	38,720
Total Research and Development	70,441	40,367
International Payroll	66,470	-
Professional Fees		
Accounting	6,800	4,470
Legal	16,388	34,609
Total Professional Fees	23,188	39,079
Consulting	24,400	2,178
Travel Expenses	33,489	23,814
Meals and Entertainment	3,090	2,388
Rent Expense	40,732	27,522
Utilities	3,014	966
Telephone Expense	1,665	1,248
Corporate Taxes	728	-
TOTAL OPERATING EXPENSES	$ 797,675	$ 459,569

NOTE 7 – STOCK BASED COMPENSATION

The Company has adopted the 2019 stock-based compensation plan but has not yet issued any stock options.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

The Company issued $100,000 of convertible notes, accruing interest at 7% per annum. The notes convert at a valuation cap of $10,000,000 and 20% discount, due March 2022.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.